September 11, 2015

VIA EDGAR

Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Norwegian Cruise Line Holdings Ltd.

Form 10-K for the Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-35784

Dear Ms. Raminpour:

I am writing this letter to confirm my conversation with Claire Erlanger regarding Norwegian Cruise Line Holdings Ltd.’s (the “Company”) response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated August 31, 2015 (the “Comment Letter”), regarding the above-referenced Form 10-K for the year ended December 31, 2014. The Company is preparing a response to the Staff’s comments and is coordinating its review with its outside advisors. As discussed, the Company intends to file its response to the Staff’s Comment Letter by September 29, 2015.

If you have any questions regarding the foregoing, please contact either me at (305) 436-4690 or David Sprechman, Senior Vice President and Chief Accounting Officer at (305) 468-2409.

Respectfully submitted,

By:	/s/ Daniel S. Farkas

Name:	Daniel S. Farkas, Esq.
Title:	Senior Vice President and General Counsel

cc:	Claire Erlanger

Beverly A. Singleton

Frank J. Del Rio, President and Chief Executive Officer

Wendy A. Beck, Executive Vice President and Chief Financial Officer

David Sprechman, Senior Vice President and Chief Accounting Officer

7665 Corporate Center Drive	Miami, Florida 33126	Tel. 305.436.4000